UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

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Commission File Number: 001-35729

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YY Inc.

Building B-1 North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Selected Huya Inc. Preliminary Unaudited Financial Information and Operating Data for the three months ended March 31, 2018

The following selected preliminary unaudited financial information and certain operating data of YY Inc.’s (“YY”) subsidiary Huya Inc., a Cayman Islands company (“Huya”), for the three months ended March 31, 2018 were included in Amendment No. 2 to a registration statement on Form F-1 filed by Huya with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2018 relating to a proposed initial public offering (or “IPO”) by Huya. These preliminary unaudited financial data have been prepared by and are the responsibility of Huya’s management. Huya’s results for the three months ended March 31, 2018 should not be viewed as an indicator of Huya’s financial results for the full year ending December 31, 2018 or for any future periods.

•	Total revenues for the three months ended March 31, 2018 were RMB843.6 million (US$134.5 million), consisting of live streaming revenues of RMB792.8 million (US$126.4 million) and advertising and other revenues of RMB50.8 million (US$8.1 million), as compared to total revenues of RMB398.9 million for the three months ended March 31, 2017, consisting of live streaming revenues of RMB382.6 million and advertising and other revenues of RMB16.3 million;

•	Operating income for the three months ended March 31, 2018 was RMB28.2 million (US$4.5 million), including the effect of RMB24.4 million (US$3.9 million) in share-based compensation expenses, as compared to an operating loss of RMB42.2 million for the three months ended March 31, 2017, including the effect of RMB7.0 million in share-based compensation expenses; and

•	Net income for the three months ended March 31, 2018 was RMB31.4 million (US$5.0 million), including the effects of RMB24.4 million (US$3.9 million) in share-based compensation expenses and RMB11.9 million (US$1.9 million) in fair value loss on derivative liabilities related to preferred shares of Huya, the conversion features of which are required to be bifurcated and accounted for as derivative liabilities in the first quarter of 2018. In comparison, Huya had a net loss of RMB41.7 million for the three months ended March 31, 2017, including the effect of RMB7.0 million in share-based compensation expenses.

Huya had approximately 92.9 million average MAUs, 41.5 million average mobile MAUs and 3.4 million paying users in the first quarter of 2018. Huya also had over 666,000 average monthly active broadcasters on its platform in the first quarter of 2018.

Other Events

In order to accommodate the financial results release schedule of Huya, YY will postpone the release of its financial results for the first quarter of 2018 to June 2018.

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Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. YY may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY's goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the live streaming social media market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY's ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY's filings with the SEC. All information provided in this Form 6-K is as of the date of this Form 6-K, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.
By:	/s/ Bing Jin
	Name:	Bing Jin
	Title:	Chief Financial Officer

Date: May 7, 2018

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